SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL to Begin Regular Flights to Punta Cana
Operations will be handled by the VARIG brand; differentiated Comfort Class services will provide more space between seats and entertainement

São Paulo, March 30 of 2010 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, will launch scheduled flights to a new international destination: Punta Cana, in the Dominician Republic. The flights, which have already been approved by the National Civil Aviation Agency (Anac) and other competent authorities, will begin on April 3. The Company has already been flying chartered flights to Punta Cana.

“We identified substantial passenger demand for this destination, which has a strong tourist appeal. In addtion to serving Brazilian holidaymakers and attracting people from Caracas, where we will begin selling flights to the Dominican Republic shortly, we will be increasing the daily utilization rate of our aircraft.”, declared Leonardo Pereira, GOL’s Executive Vice President.

To begin with, flights will take place weekly on Saturdays, from Rio de Janeiro and São Paulo international airports at 9 a.m. and 11:05 a.m. (local time), respectively, arriving in Caracas, Venezuela, at 3:30 p.m. (local time) for a short stop over before taking off at 4:10 p.m. (local time,) and arriving in Punta Cana at 6:15 p.m. (local time). On the return trip, the aircraft will leave the Dominician Republic at 9:00 p.m. (local time), arriving in Caracas at 10:05 p.m.(local time), before flying on to Brazil where it will arrive in São Paulo and Rio de Janeiro at 10:45 p.m. and 7:00 a.m. (local time), respectively.

The flights will be handled by Boeing 737-800 Next Generation aircraft under the VARIG brand and will be equipped with the dfferentiated Comfort Class services which offer more space between seats, hot meals and individual on-board entertainment, as well as increased privacy, a 150% SMILES mileage bonus, an exclusive check-in counter and priority boarding and disembarking.

Tickets to Punta Cana can be acquired through GOL’s site (www.voegol.com.br), from the Customer Relationshiop Center and from travel agents.

About GOL Linhas Aéreas Inteligentes S.A.

Contact
Investor Relations
Leonardo Pereira –Vice President / CFO
Rodrigo Alves – Head of IR
Raquel Kim – Investor Relations
Mario Liao – Investor Relations
Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ri
Twitter: www.twitter.com\GOLinvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter :wwww.twitter.com/GOLcomunicacao

Media Relations
Edelman (USA and Europe):

M. Smith and N. Dean
Phone.: 1 (212) 704-8196 / 704-4484
E-mail: meaghan.smith@edelman.com
or noelle.dean@edelman.com

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BMF&BOVESPA: GOLL4), the largest low-cost and low-fare airline in Latin America, offers more than 860 daily flights to 50 destinations that connect all the important cities in Brazil and 11 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VOE FÁCIL brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.